MARTHA STEWART LIVING OMNIMEDIA, INC.

May 18, 2006
By Fax (202-772-9202) and
Electronic Submission
David R. Humphrey
Branch Chief-Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Martha Stewart Living Omnimedia, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2005 and
Form 8-K furnished on April 25, 2006
File 001-15395
Dear Mr. Humphrey:
We submit this letter in further response to your letter dated May 8, 2006 to Howard Hochhauser, Acting Chief Financial Officer of the Company (the “Comment Letter”).
In the Comment Letter, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) requested certain changes to the Company’s future filings.
In our response to the Comment Letter, dated May 10, 2006 (the “Response Letter”), we stated the following in connection with our response to the Staff’s third comment in the Comment Letter:
“We intend to comply with the Staff’s request in our future filings. We continue to believe that OIDA is the predominant, relevant, industry-standard measure for evaluating the financial health of companies in our industry. We will, however, undertake a study of companies with which we compete in order to assess their OIDA and GAAP disclosure and reconciliation. Our study will help us determine how to comply with the Staff’s comment without departing radically from our historic disclosure as well as industry and investor expectations. We will provide the Staff with our proposed disclosure in advance of the Company’s next filing that contains earnings information, which disclosure we anticipate will address the Staff’s concerns and industry and investor expectations.”
This letter provides a summary of our findings in connection with our study of OIDA (and its equivalents) as an industry-standard, relevant measure for evaluating the financial health of companies in our industry.

Our business operates across four sectors: publishing, merchandising, broadcasting, and Internet. We are truly a multimedia company. As such, we looked at Time Warner, Viacom, Yahoo, Interactive Corp., Disney and Meredith as our relevant competitors and models for appropriate disclosure metrics.
We found that the overwhelming majority of these companies report OIDA (or some other non-GAAP form thereof) for investors to use as a measure of their state of financial health, as a basis for determining value relative to the industry peer group, and as a means for evaluating and forecasting performance.
A review of these companies’ recent financial disclosures indicates the following:
Time Warner Inc. “utilizes Operating Income before Depreciation and Amortization, among other measures, to evaluate the performance of its businesses... Both Operating Income before Depreciation and Amortization and Adjusted Operating Income before Depreciation and Amortization are considered important indicators of the operational strength of [Time Warner’s] businesses.”
Yahoo! Inc. considers “operating income before depreciation and amortization to be an important indicator of operational strength of the company. This measure eliminates the effects of depreciation, amortization and intangible assets and stock compensation expense from period to period, which [Yahoo believes] is useful to management and investors in evaluating the operating performance of [Yahoo], as depreciation, amortization costs and stock compensation expense are not directly attributable to the underlying performance of [Yahoo’s] business operations.”
Viacom Inc. uses Operating Income before Depreciation and Amortizations “to evaluate the Company’s operating performance, to value prospective acquisitions and as one of several components of incentive compensation targets for certain management personnel, and this measure is among the primary measures used by management for planning and forecasting of future periods.”
The Walt Disney Company reports free cash flow as well as “aggregate segment operating income. Disney “believes that information about aggregate segment operating income assists investors by allowing them to evaluate changes in the operating results of [Disney’s] portfolio of businesses separate from non-operational factors that affect net income, thus providing separate insight into both operations and the other factors that affect reported results.”
Meredith Corporation states that “[b]ecause of EBITDA’s focus on results of operations before depreciation and amortization, management believes that EBITDA provides an additional analytical tool to clarify [Meredith’s] results from core operations and delineate underlying trends. EBITDA is a common supplemental measure of performance used by investors and financial analysts.”

In short, OIDA (or other similar, non-GAAP measures) provides an important public indicator of our operational strength and performance. OIDA provides a well-known and widely used link between profitability and operating cash flow which management uses and the public deserves to know. We believe the presentation of this measure is not only relevant to investors but expected by them. Because we present OIDA, investors are able to view our performance as management does. OIDA helps improve the investor’s ability to understand the Company’s operating performance and makes it easier to compare our results with the results of other companies that have different financing, capital structures, option plans or tax rates. Not only is OIDA helpful to the public at large for the reasons stated, it is also among the primary measures used externally by our analysts and peers for purposes of valuation, enabling them to write accurate, objective reports comparing our operating performance to other companies.
None of this diminishes the importance of GAAP. We know that because OIDA is not a measure of performance calculated in accordance with GAAP, it should not be considered in isolation of, or as a substitute for, net earnings (loss) as an indicator of operating performance. We understand that OIDA has its limitations. We acknowledge that OIDA, as we calculate it, may not be exactly comparable to similarly titled measures employed by other companies, does not necessarily represent funds available for discretionary use, and is not necessarily a measure of our ability to fund our cash needs. We also acknowledge and agree to prominently disclose that OIDA excludes certain financial information compared with net earnings (loss), the most directly comparable GAAP financial measure. Investors referring to OIDA should consider the types of events and transactions which are excluded. We are happy to augment our disclosure of OIDA’s limitations. We believe, however, that eliminating it from our disclosure would leave our investors at a disadvantage when comparing our disclosure to that of other companies.
As required by the SEC, we currently provide reconciliation of OIDA to operating income (loss), the most directly comparable amounts reported under GAAP. In the future, we will provide reconciliation of OIDA to net income (loss) as well.
Pursuant to Rule 101(a)(3) of Regulation S-T, a copy of this letter shall be submitted in electronic form under the label “corresp” with a copy to the staff.
Please feel free to call me at 212-827-8530 if you have any questions.

Very truly yours,
/s/ Howard Hochhauser
Howard Hochhauser
Acting C.F.O.

cc:	John R. Cuti, Esq.
Juan Migone, Securities and Exchange Commission
Lyn Shenk, Securities and Exchange Commission
Stuart Barr, Esq.
William Stern, Esq.